Exhibit 15.4

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Hywin Holdings Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in Mainland China.

Mr. Han Hongwei, our founder and the chairman of our board of directors, beneficially owned 71.16% of the total issued and outstanding ordinary shares of the Company as of June 30, 2023. These ordinary shares are held by Grand Lead Group Limited, which is wholly owned by Mr. Han Hongwei. Grand Lead Group Limited is a limited liability company incorporated in the British Virgin Islands and is not a governmental entity. The registered address of Grand Lead Group Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

Ms. Wang Dian, our chief executive officer, beneficially owned 13.39% of the total issued and outstanding ordinary shares of the Company as of June 30, 2023. These ordinary shares are held by Vigor Advance Limited, which is wholly owned by Ms. Wang Dian. Vigor Advance Limited is a limited liability company incorporated in the British Virgin Island and is not a governmental entity. The registered address of Vigor Advance Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, except for Mr. Han Hongwei, through Grand Lead Group Limited, and Ms. Wang Dian, through Vigor Advance Limited, no shareholder beneficially owned 5% or more of the Company’s outstanding ordinary shares as of June 30, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended June 30, 2023, filed with the SEC on the date hereof, for more details.

In addition, the Company is not aware of any governmental entity in Mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Han Hongwei, Wang Dian, Zhu Shuming, Joel A. Gallo, Chen Jie, Chan Chun Hung Vincent, Lok Wai, Liu Zheng, Zhu Hua, Wang Gui and Xiao Wen and none of such persons is a representative of any government entity in Mainland China.

Date: October 18, 2023

By:	/s/ WANG Dian
	Name:	WANG Dian
	Title:	Chief Executive Officer